April 20, 2005



via facsimile and U.S. mail

Mr. W. King Grant
Executive Vice President and Chief Financial Officer
Gasco Energy, Inc.
14 Inverness Drive, Suite 236 Building H
Englewood, CO 80112


	Re:	Gasco Energy, Inc.
		10-K for the fiscal year ended December 31, 2004
		File No. 001-32369


Dear Mr. Grant:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to the areas
identified below.   Please provide us a response to the comments
below and include appropriate disclosure in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









10-K for the fiscal year ended December 31, 2004

Description of Business, page 2

		Risk Factors, page 6

Our oil and gas reserve information is estimated and may not reflect our actual reserves, page 8

1. In your discussion regarding the value of future net cash flows from reserves, we note you state that "we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate." Please explain to us why you use the term generally, which seems to imply that you have used other methods in determining the estimated value of proved reserves. If so, please explain to us what methods you have used.

2. In your document, please include the definition of proved reserves as defined in Regulation S-X Rule 4-10(a) and 34 of FAS 25.

Description of Property, page 18

	Petroleum and Natural Gas Properties, page 18

		Riverbend Project, page 19

3. In your discussion regarding the additional working interest acquired in March 2004, you state that in May 2004, an unrelated third party exercised its right to purchase 25% of the acquired properties at the acquisition price. However, in your Form 8-K/A filed on 4/14/04, you state that the unrelated third party had the right to purchase the properties within 30 days following receipt of proper notice of the acquisition. Please explain to us why the unrelated third party was allowed to acquire the properties at the acquisition price if the sale did not occur within the prescribed 30 days.

Please also explain to us why the net revenue from the producing wells from the period 1/1/04 to 3/9/04 was recorded as a reduction to the purchase price. Please include the applicable literature you used to support your response.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

		Results of Operations, page 37

			2003 Compared to 2002, page 38

4. We note your discussion regarding the impairment expense recorded in 2002 and that you believed the costs for this property exceeded the present value of future net revenue. Please expand your disclosure to clarify whether or not this impairment charge was recorded as a result of a full cost ceiling test limitation. Please supplementally confirm to us that you did perform a full cost ceiling test for all periods presented and any impairment recorded was a result of a ceiling test limitation.

5. Also, we note that your disclosure focuses on one specific property rather than the entire full cost pool. Please expand your disclosure, if true, to clarify that you determined your impairment charge at the full cost pool level rather than the property level.

Notes to Consolidated Financial Statements, page 50

	Note 2 - Significant Accounting Policies, page 50

		Short Term Investments, page 50

6. Please support your conclusion that preferred auction rate securities are available-for-sale investments, as defined in FAS
115.

7. Please expand your disclose to explain the nature of the preferred auction rate securities, including its specific terms, as well as the nature of the underlying security. In addition, explain what an auction rate securities is, how you determine its fair value and how they are traded. Finally, disclose where the values of the short term investments and resulting income and loss are reported in your financial statements.

Property, Plant and Equipment, page 51

8. Please expand your disclosure to explain, in detail, the impact the adoption of FAS 143 had on your full cost accounting for oil and gas properties. Specifically address the interaction between FAS 143 and accounting for oil and gas activities under the full cost method. These disclosures include, but are not limited to, the calculation of the ceiling test and depreciation, depletion and
amortization.   Refer to SAB Topic 12.4.4 which can be located at
our
website at: http://www.sec.gov/interps/account/sab106.htm.

9. We note that you state the costs of unproved properties are withheld from the depletion base until they are either developed or abandoned. This does not appear to be consistent with Rule 4-10(c)
(3) (ii) which states that these costs are excluded from the depreciation base "until it is determined whether or not proved reserves can be assigned to the properties." Please clarify to us and in your disclosure when such costs are transferred to the amortization base.

10. Please disclose the total amount of amortization expense per equivalent physical unit, or explain to us where such information is
disclosed in the document. Refer to Regulation S-X, Rule 4-10(c)
(7)
(i).

Asset Retirement Obligation, page 52

11. Please explain to us why you have included the pro-forma effects
of the adoption of FAS 143 for 2003, given that you adopted FAS
143
as of January 1, 2003.

Revenue Recognition, page 53

12. Please expand your disclosure to include information specific to your company, including when title transfers to the buyer, and industry specific information including how the company accounts for imbalances. Please ensure your revenue recognition disclosures are consistent with SAB Topic 13 B requirements and EITF 90-22.

Note 3 - Oil and Gas Property, page 58

13. Please include a discussion of the current status of the significant properties excluded from amortization, including the anticipated timing of the inclusion of the costs into the amortization calculation, or explain to us where a similar discussion can be found in the document. Refer to Regulation S-X, Rule 4-10(c)(7)(ii) for additional guidance.

Note 9 - Stock Options, page 65

14. We note from your disclosure that you have issued stock options to consultants of the company. Please note that under FAS 123 8, except for transactions with employees, all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments, and recognized in income. From your FAS 123 pro-forma disclosure in footnote one and the disclosure of the amount of compensation expense for restricted stock found in footnote eight, it appears the only amount of compensation expense recognized by the company relates to the issuance of restricted stock. Please explain to us if you have accounted for the options issued to consultants under the provisions of FAS 123. If so, please clearly indicate this throughout the disclosures in the document. If not, please provide us what the fair value of such options would be as calculated under FAS 123.

Controls and Procedures, page 75

	Disclosure Controls and Procedures, page 75

15. We note in your disclosure that "your Chief Executive Officer and
Chief Financial Officer concluded that the Company`s disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and
Exchange Commission`s rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) for further guidance.

Internal Control over Financial Reporting, page 75

16. In light of the fact that material weaknesses existed with respect to the areas identified, explain to us and disclose in reasonable detail the basis for the officers` conclusions that the company`s disclosure controls and procedures were effective as of the end of the period covered by the report.

17. Disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

18. Disclose in greater detail the nature of material weaknesses identified during your evaluation. In this regard, also disclose the specific steps you have taken, if any, to remediate the material weaknesses and disclose whether you believe the material weaknesses still exists at the end of the period covered by the report or when you expect to complete the remediation of the material weaknesses.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Direct questions regarding accounting issues and related disclosures to Mark A. Wojciechowski, at (202) 942-1928 or, in his absence, to Jill Davis, at (202) 942-1996. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870.
Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. W. King Grant
Gasco Energy, Inc.
April 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE